UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2021

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	March 10, 2021	By	/s/ Wang Jian
			Name:	Wang Jian
			Title:	Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT ON THE

CHANGE OF VENUE OF 2021 FIRST EXTRAORDINARY

GENERAL MEETING AND H SHAREHOLDERS CLASS

MEETING

Reference is made to the announcements in relation to the notice of 2021 First Extraordinary General Meeting and the notice of H Shareholders Class Meeting (the “Announcements”) of China Eastern Airlines Corporation Limited (the “Company”) dated 8 February 2021. Unless otherwise indicated, terms used in this announcement shall have the same meanings as those defined in the Announcements.

The board of directors of the Company (the “Board”) hereby announces that in line with the prevention and control requirements of the novel coronavirus pandemic and the relevant work arrangements of the Company, the venue of 2021 First Extraordinary General Meeting and the H Shareholders Class Meeting (the “Meetings”) has changed to 4/F Conference Room, Office Building of One Two Three Airlines Co., Ltd., No. 60, Yingbin Road No. 7, Shanghai Hongqiao International Airport, Changning District, Shanghai ( 上海市長寧區上海虹橋國際機場迎賓七路60 號一二三航空有限公司辦公樓四樓會議室 ) in accordance with the relevant provisions of the Articles of the Company. The changed venue of the Meetings is 15 kilometers away from People’s Square and 6 kilometers away from Terminal 2 of Shanghai Hongqiao International Airport. Shareholders of the Company (the “Shareholders”) who participate in the Meetings can take Metro Line 10 to the station of Hongqiao Airport Terminal 1, or drive to the venue.

Except for the change of venue of the Meetings, all the other information (including the date and time of and the resolutions at the Meetings) contained in the Announcements remain unchanged.

For the avoidance of doubt, if the Shareholders have completed and returned the proxy forms or attendance slips in accordance with the instructions printed thereon, such proxy forms or attendance slips remain valid for the Meetings, and the relevant Shareholders are not required to lodge another proxy form or attendance slip. Shareholders who intend to attend the Meetings should pay attention to the change of venue of the Meetings mentioned above.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Company Secretary
Shanghai, the People’s Republic of China
9 March 2021

As at the date of this announcement, the Directors of the Company include Liu Shaoyong (Chairman), Li Yangmin (Vice Chairman, President), Tang Bing (Director), Shao Ruiqing (Independent non-executive Director), Cai Hongping (Independent non-executive Director), Dong Xuebo (Independent non-executive Director) and Jiang Jiang (Employee Representative Director).

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement, and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement the omission of which would make any statements in this announcement misleading.